Exhibit 99.1

Ramius Delivers Letter to CEO and Board of Directors of Immersion Corporation

Intends to Withhold Votes for Election of Directors at Company's 2010 Annual Meeting  Reiterates Need for Direct Shareholder Representation on the Board of Immersion Expresses Concern With Company's Decision to Nominate David Sugishita

Press Release Source: Ramius LLC On Thursday May 13, 2010, 2:38 pm EDT

NEW YORK, May 13 /PRNewswire/ -- RCG Starboard Advisors, LLC, a subsidiary of Ramius LLC (collectively, "Ramius"), today announced that it delivered a letter to Victor A. Viegas, Chief Executive Officer, Emily Liggett, Chair of the Corporate Governance and Nominating Committee, and the other members of the Board of Directors of Immersion Corporation ("Immersion" or the "Company") (Nasdaq:IMMR - News) reiterating its concern that the Board lacks both a vested interest in the financial performance of the Company and expertise in technology licensing and IP litigation.  Ramius also expressed disappointment with the Board's decision to nominate Mr. David Sugishita for election at the 2010 Annual Meeting. Ramius beneficially owns approximately 14.6% of the common stock of Immersion.

In the letter, Ramius also questioned the Board's unwillingness to add a seventh director who possesses the attributes Ramius believes are critical to the Company's future success.  Ramius also stated that it intends to withhold its votes at the upcoming 2010 Annual Meeting for the election of Mr. Sugishita, but remains open-minded about discussing solutions with the Board to address its serious concerns about Board composition.

The full text of the letter follows:

May 13, 2010

Ms. Emily Liggett (Chair, Corporate Governance and Nominating Committee)
Mr. Victor Viegas (Chief Executive Officer)
Immersion Corporation
801 Fox Lane
San Jose, California 95131

CC:  Immersion Corporation Board of Directors

Dear Emily and Vic:

Over the past eight months, we have repeatedly attempted to engage in meaningful discussions with you and other members of the Board of Directors (the "Board") regarding Board composition at Immersion Corporation ("IMMR" or the "Company").  RCG Starboard Advisors, LLC, a subsidiary of Ramius LLC, and certain of its affiliates (collectively, "Ramius"), is the largest shareholder of Immersion owning approximately 14.6% of the shares outstanding.  Our interests are directly aligned with the interests of all shareholders in seeking to improve the quality and effectiveness of the Board.  From the outset, we have been very clear that the Board lacks both a vested interest in the financial performance of Immersion and expertise in technology licensing and IP litigation.  None of the existing directors of Immersion has a substantial financial stake in the Company nor has any director purchased shares of Immersion on the open market in the recent past.  As of the 2010 proxy statement filed on April 29, 2010, the directors combined owned a total of just 82,084 shares outright (excluding granted stock options) This represents a mere 0.3% of the outstanding shares.  Further, none of the independent directors has direct experience in technology licensing and IP litigation, a key component of Immersion's business strategy.

These two criteria are absolutely critical attributes for the Board. Yet the recent announcement that David Sugishita will replace Robert Van Naarden as a nominee for election at the 2010 Annual Meeting neither addresses the lack of technology licensing and IP litigation experience nor provides for a shareholder representative on the Board.

We have other serious concerns about the Board's decision to nominate Mr. David Sugishita for election at the 2010 Annual Meeting. While the Company claims to have conducted an independent process to identify a new, independent Board member, Mr. Sugishita clearly has direct ties to current Chairman Jack Saltich.  Both Mr. Saltich and Mr. Sugishita serve on the Board of Atmel Corporation, where Mr. Sugishita serves as Chairman.  Further, Mr. Saltich and Mr. Sugishita would constitute one-third of the Immersion Board.  Although Atmel is a customer and partner of Immersion, Atmel also competes directly with Cypress Semiconductor, Renesas Electronics, and Synaptics Incorporated, which are also customers and partners of Immersion.  We fail to see how such a high concentration of directors with ties to a single customer and partner is in the spirit of maintaining strong relationships with each of Immersion's semiconductor customers and partners.

The Board has historically been comprised of seven directors.  Upon the resignation of Clent Richardson as Chief Executive Officer and in the midst of our request for Board representation, the Board unilaterally decided to reduce the number of directors by one to six.  Now, the Board has decided to nominate a director with close ties to the Company's Chairman to replace Robert Van Naarden as the sixth director.  It does not appear the Board is acting in good faith, and we seriously question the Board's unwillingness to add a seventh director with the attributes we believe are critical to the Company's future success.

Let us not forget that the current Board has a dismal track record of overseeing shareholder interests.   As shown in the table below, Immersion shares have dramatically underperformed the market over the past three- and five-year periods.  Only in the past year has the Company performed in line with the indices as it traded up from cash value following tremendous uncertainty last year during the accounting investigation that cost the Company approximately $10 million of shareholder capital.

Stock Performance (1)	IMMR	Russell 2000	IMMR vs. Russell 2000	Nasdaq	IMMR vs. Nasdaq
5-Year	(5.3%)	30.6%	(35.9%)	29.0%	(34.3%)
3-Year	(45.6%)	(9.1%)	(36.5%)	(2.1%)	(43.5%)
1-Year	46.2%	50.9%	(4.7%)	44.9%	1.3%

(1) Based on closing prices as of May 12, 2010.

Based on the performance of the Company under the existing Board and the Board's failure to nominate a truly independent director that addresses the concerns we have outlined, we will withhold our votes at the upcoming 2010 Annual Meeting for the election of Mr. Sugishita.  As we have said from the outset, we remain open-minded about solutions to address our concerns about Board composition and would be happy to discuss with you and any other members of the Board at your convenience.

We remain committed to our investment in Immersion and remind the Board of its duty to serve the best interests of all shareholders.

Best Regards,

Peter A. Feld

Ramius LLC

About Ramius LLC

Ramius LLC is a registered investment advisor that manages assets in a variety of alternative investment strategies. Ramius LLC is headquartered in New York with offices located in London, Luxembourg, Tokyo, Hong Kong and Munich.

Media Contact:

Peter Feld / Ramius LLC / (212) 201-4878

Gavin Molinelli / Ramius LLC / (212) 201-4828